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                                                                  EXHIBIT 12.1

McDonnell Douglas Finance Corporation and Subsidiaries
Computation of Ratio of Income to Fixed Charges





                                          Years Ending December 31,
(Dollars in millions)              1993     1992     1991    1990     1989
 Income from continuing perations
before income taxes and
cumulative effect of accounting   $  40.8 $  48.0  $  57.2  $  98.9 $  75.6
change


Fixed charges<F1>                   120.0   149.4    202.0    219.9   186.2

Income from continuing
operations before income taxes,
cumulative effect of accounting   $ 160.8 $ 197.4  $ 259.2  $ 318.8 $ 261.8
change and fixed charges

Ratio of income to fixed charges      1.34    1.32     1.28     1.45    1.41



          <F1> Includes interest expense discount and preferred stock dividends.